# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Ltd, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common Shares, par value $0.001
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, Colombia (F8), 00000
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0002048199
Persons authorized to receive notices and communications: Maria Carolina Sigwald, Maipu 1, Buenos Aires, Argentina (C1), 1084, 54-11-4344-6000

## Reporting persons
- Pampa Energy Inc. (CIK 0001469395): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Argentina (C1); source of funds: other (OO); sole voting power 2,285,195; shared voting power 0; sole dispositive power 2,285,195; shared dispositive power 0; aggregate amount beneficially owned 2,285,195 (4.43% of the class)
- Generation Argentina Inc (CIK 0002048199): type of reporting person: corporation (CO); citizenship or place of organization: Argentina (C1); source of funds: other (OO); sole voting power 2,285,195; shared voting power 0; sole dispositive power 2,285,195; shared dispositive power 0; aggregate amount beneficially owned 2,285,195 (4.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001
Name of issuer: GeoPark Ltd
Address of issuer's principal executive offices: CALLE 94 NO. 11-30 8 PISO, BOGOTA, Colombia (F8), 00000
Comment:
This Amendment No. 1 amends and supplements the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the "SEC") on May 22, 2025 (as amended from time to time, the "Schedule 13D"), with respect to the common stock, $0.001 par value per share (the "Shares") of GeoPark Limited, an exempted company incorporated under the laws of Bermuda ("GeoPark Limited" or the "Issuer"), which are listed on the New York Stock Exchange (the "NYSE"). The principal executive offices of GeoPark Limited are located at Calle 94 N(degree) 11-30 8(degree) piso, Bogota, Colombia.
Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the same meanings ascribed to them in the original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: No material changes to Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No material changes to Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: No material changes to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
GASA directly owns the Reported Securities. GASA is a wholly-owned subsidiary of Pampa Energia. Therefore, each of the Reporting Persons is deemed to have, as of the date hereof, the following interest in the Reported Securities:
Shares Owned: 2,285,195
% of Class(1): 4.43%
Sole Power to Vote: 2,285,195
Shared Power to Vote: 0
Sole Power to Dispose: 2,285,195
Shared Power to Dispose: 0
(1) Calculated based on 51,567,663 shares outstanding as of the last 6-K filing of the Issuer published on August 5, 2025. Since the last publication of the 13D form, Geopark Limited has increased its share capital from 51,247,287 to 51,567,663.
Number of shares as to which each person has sole or shared power to vote or dispose:
GASA directly owns the Reported Securities. GASA is a wholly-owned subsidiary of Pampa Energia. Therefore, each of the Reporting Persons is deemed to have, as of the date hereof, the following interest in the Reported Securities:
Shares Owned: 2,285,195
% of Class(1): 4.43%
Sole Power to Vote: 2,285,195
Shared Power to Vote: 0
Sole Power to Dispose: 2,285,195
Shared Power to Dispose: 0
(1) Calculated based on 51,567,663 shares outstanding as of the last 6-K filing of the Issuer published on August 5, 2025. Since the last publication of the 13D form, Geopark Limited has increased its share capital from 51,247,287 to 51,567,663.
Transactions in the class effected during the past sixty days:
During the past sixty days, GASA has made the following open market transactions on the NYSE regarding the Issuer's Shares:
On September 15, 2025, GASA sold 60,911 Shares at US$ 6.31560 per Share through an open market transaction, totaling US$ 384,689.51.
On September 16, 2025, GASA sold 1,044,332 Shares at US$ 6.47561 per Share through an open market transaction, totaling US$ 6,762,686.74.
On September 17, 2025, GASA sold 1,009,500 Shares at US$ 6.53300 per Share through an open market transaction, totaling US$ 6,595,063.50.
On September 18, 2025, GASA sold 810,208 Shares at US$ 6.32188 per Share through an open market transaction, totaling US$ 5,122,036.94.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material changes to Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Pampa Energy Inc.: Gustavo Mariani, Gustavo Mariani / CEO (09/18/2025)
- Generation Argentina Inc: Gustavo Mariani, Gustavo Mariani / Legal Representative (09/18/2025)